Octillion Corp.

1628 West 1st Avenue, Suite 123

Vancouver, British Columbia, V6J 1G1

Telephone: (604) 736-9109

Facsimile: (604) 736-9107

January 17, 2006

Securities and Exchange Commission

100 F Street, NW

Washington, D.C.  20549-6010

Edward M. Kelley, Senior Counsel

(Mail Stop 6010)

RE:

Octillion Corp. (the “Company”)

Registration Statement on Form SB-2, as Amended

File No. 333-127953

Gentlemen:

On behalf of the Company, we hereby withdraw our request dated January 13, 2006 to accelerate the effective date for the above-referenced Registration Statement to 9:00 am Wednesday, January 18, 2006.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

OCTILLION CORP.

By:

/s/ Terri DuMoulin

Name:

Terri DuMoulin

Title:

President